
02003917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB
Exp
Est
hou

SEC FILE NUMBER
8-46315

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASHINGTON

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

3/4/02 TV

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PNC Brokerage Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
249 Fifth Ave.
(No. and Street)

| Pittsburgh | PA | 15222 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Charlene F. Wilson** **412-762-6348**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| One Oxford Centre | Pittsburgh | PA | 15219 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth of PA
County of Allegheny

# OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PNC Brokerage Corp, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Joy A. Damico, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Oct. 7, 2002
Member, Pennsylvania Association of Notaries

Joy A. Damico
Notary Public

Charlene F. Wilson
Signature

Vice President and Controller
Title

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Audited Financial Statements
# And Supplemental Information

## PNC Brokerage Corp

*Year ended December 31, 2001*
*with Report of Independent Auditors*



■ Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

■ Phone: (412) 644-7800
www.ey.com

# Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder
of PNC Brokerage Corp.

In planning and performing our audit of the financial statements of PNC Brokerage Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
354
WASH. D.C.

# PNC BROKERAGE CORP

*Audited Statement of Financial Condition*
*December 31, 2001*
*with Report of Independent Auditors*

# Audited Statement of Financial Condition

## PNC Brokerage Corp

*December 31, 2001*
*with Report of Independent Auditors*

PNC Brokerage Corp

Audited Statement of Financial Condition

December 31, 2001

## Contents



■ Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

■ Phone: (412) 644-7800
www.ey.com

# Report of Independent Auditors

To the Board of Directors and Shareholder of
PNC Brokerage Corp

We have audited the accompanying statement of financial condition of PNC Brokerage Corp (the "Company"), an indirect wholly owned subsidiary of PNC Bank Corp., as of December 31, 2001. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted within the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PNC Brokerage Corp as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 22, 2002

# PNC Brokerage Corp

## Statement of Financial Condition

December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 11,263,858 |
| Receivables from brokers, dealers and others | 2,208,202 |
| Receivables from affiliates | 4,501,964 |
| Securities owned, at market value | 218,347 |
| Certificates of deposit | 146,000 |
| Furniture and equipment, at cost, less accumulated depreciation of $6,715,353 | 828,116 |
| Deferred income taxes | 564,935 |
| Income taxes receivable | 1,249,742 |
| Other assets | 4,168,673 |
| Total assets | $ 25,149,837 |
| | |
| **Liabilities and shareholder's equity** | |
| Liabilities: | |
| Securities sold, not yet purchased, at market value | $ 5,007 |
| Payables to affiliates | 5,742,733 |
| Accounts payable and accrued expenses | 5,715,138 |
| Total liabilities | 11,462,878 |
| | |
| Subordinated liabilities | 12,000,000 |
| | |
| Shareholder's equity: | |
| Common stock, par value $1 per share—authorized 1,000 shares, issued and outstanding 1,000 shares | 1,000 |
| Additional paid in capital | - |
| Retained earnings | 1,685,959 |
| Total shareholder's equity | 1,686,959 |
| Total liabilities and shareholder's equity | $ 25,149,837 |

*See notes to financial statements.*

## 1. Organization

PNC Brokerage Corp (the "Company") is a wholly owned subsidiary of PNC Bank, National Association ("PNC Bank, N.A.") which, in turn, is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides retail brokerage services to individual customers.

The Company clears its securities transactions on a fully disclosed basis through J.J.B. Hilliard, W.L. Lyons, Inc. ("Hilliard"). Hilliard is an affiliate of PNC.

## 2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates and such estimates may be material to the statement of financial condition.

### Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

### Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, but not yet purchased, are stated at market value with related changes in unrealized appreciation or depreciation reflected in income. Market value generally is based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at a predetermined price. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy such obligations.

# PNC Brokerage Corp

## Notes to Statement of Financial Condition

December 31, 2001

### 1. Organization

PNC Brokerage Corp (the "Company") is a wholly owned subsidiary of PNC Bank, National Association ("PNC Bank, N.A.") which, in turn, is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides retail brokerage services to individual customers.

The Company clears its securities transactions on a fully disclosed basis through J.J.B. Hilliard, W.L. Lyons, Inc. ("Hilliard"). Hilliard is an affiliate of PNC.

### 2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates and such estimates may be material to the statement of financial condition.

### Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

### Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, but not yet purchased, are stated at market value with related changes in unrealized appreciation or depreciation reflected in income. Market value generally is based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at a predetermined price. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy such obligations.

## 2. Significant Accounting Policies (continued)

### Securities Transactions

Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Customer securities transactions are recorded on a settlement date basis.

### Income Taxes

The Company is included in the consolidated federal income tax return filed by PNC. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse.

### Depreciation

For financial reporting purposes, furniture and equipment are depreciated principally using the straight-line method over the estimated useful lives of the assets. Accelerated methods are used for federal income tax purposes.

## 3. Off-Balance Sheet Risk

The Company guarantees the performance of customer brokerage accounts introduced to Hilliard. Such guarantee involves elements of credit risk in excess of the amounts recognized in the statement of financial condition. The guarantee is primarily for margin borrowing arrangements that have no stated maturity. In margin transactions, Hilliard extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' account. In connection with these activities, Hilliard executes and clears customer transactions involving the sale of securities not yet purchased ("short sales") and the writing of exchange-traded option contracts. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

## 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $3,925,250, which was $3,131,831 in excess of its required net capital of $793,419.

## 5. Income Taxes

Significant components of the Company's net deferred tax asset as of December 31, 2001 are as follows:

| | Federal | State | Total |
|---|---|---|---|
| Employee benefits | $ (913,590) | $(169,497) | $(1,083,087) |
| Employee compensation | 1,069,857 | 198,489 | 1,268,346 |
| Other* | 328,641 | 51,035 | 379,676 |
| Net deferred tax asset | $ 484,908 | $ 80,027 | $ 564,935 |

*Other temporary differences that give rise to deferred tax assets are depreciation, state income tax, capital stock tax, and general accruals and reserves.

## 6. Related Party Transactions

During 2001, the Company declared and paid cash dividends in the amount of $7,867,000 to PNC Bank, N.A. The Company has a fixed rate subordinated loan in the amount of $12,000,000 at a rate of 8.75% with a final maturity of October 1, 2004, from PNC Bank, N.A. This loan is included as regulatory capital for purposes of computing net capital under the Securities Exchange Commission's (SEC) Uniform Net Capital Rule. The Company has a credit line of revolving subordinated debt with PNC Bank, N.A. with a final maturity of November 30, 2002. The Company may borrow up to $30,000,000 unsecured with interest at 2% above the London InterBank Offer Rate ("LIBOR"). At December 31, 2001, there were no amounts outstanding on the credit line. The loans are subordinated in the right of payments to all senior indebtedness and general creditors of the Company. The principal amount of the loans has been approved by the NASD for inclusion in the regulatory capital of the Company.

Cash and cash equivalents include cash on deposit with an affiliate of $296,334.

The Company is compensated for marketing the investment funds offered by an affiliate. A significant portion of the Company's commissions are derived from retail customer brokerage transactions that are introduced to Hilliard on a fully disclosed basis. The Company sells and distributes insurance-related products on behalf of its insurance affiliates.

### 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $3,925,250, which was $3,131,831 in excess of its required net capital of $793,419.

### 5. Income Taxes

Significant components of the Company's net deferred tax asset as of December 31, 2001 are as follows:

| | Federal | State | Total |
|---|---|---|---|
| Employee benefits | $ (913,590) | $(169,497) | $(1,083,087) |
| Employee compensation | 1,069,857 | 198,489 | 1,268,346 |
| Other* | 328,641 | 51,035 | 379,676 |
| Net deferred tax asset | $ 484,908 | $ 80,027 | $ 564,935 |

*Other temporary differences that give rise to deferred tax assets are depreciation, state income tax, capital stock tax, and general accruals and reserves.

### 6. Related Party Transactions

During 2001, the Company declared and paid cash dividends in the amount of $7,867,000 to PNC Bank, N.A. The Company has a fixed rate subordinated loan in the amount of $12,000,000 at a rate of 8.75% with a final maturity of October 1, 2004, from PNC Bank, N.A. This loan is included as regulatory capital for purposes of computing net capital under the Securities Exchange Commission's (SEC) Uniform Net Capital Rule. The Company has a credit line of revolving subordinated debt with PNC Bank, N.A. with a final maturity of November 30, 2002. The Company may borrow up to $30,000,000 unsecured with interest at 2% above the London InterBank Offer Rate ("LIBOR"). At December 31, 2001, there were no amounts outstanding on the credit line. The loans are subordinated in the right of payments to all senior indebtedness and general creditors of the Company. The principal amount of the loans has been approved by the NASD for inclusion in the regulatory capital of the Company.

Cash and cash equivalents include cash on deposit with an affiliate of $296,334.

The Company is compensated for marketing the investment funds offered by an affiliate. A significant portion of the Company's commissions are derived from retail customer brokerage transactions that are introduced to Hilliard on a fully disclosed basis. The Company sells and distributes insurance-related products on behalf of its insurance affiliates.

## 6. Related Party Transactions (continued)

In addition, other balances and transactions with affiliates consisted of the following:

| | |
|---|---|
| Assets: | |
| Receivables from affiliates | 4,501,964 |
| Federal income taxes receivable | 1,573,742 |
| Deferred federal income taxes | 484,908 |
| Other assets | 91,950 |
| Liabilities: | |
| Payables to affiliates | 5,742,733 |
| Accounts payable and accrued expenses | 1,770,404 |

## 7. Employee Benefit Plans

The Company's employees participate in PNC's Incentive Savings Plan ("ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP, and subject to Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory defined benefit pension plan that covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that uses certain compensation levels, age, and length of service. Separate financial data for the Company is not available with respect to such plan. At December 31, 2001, the projected benefit obligation exceeded the fair value of plan assets. No pension benefits were allocated by PNC to the Company for the year ended December 31, 2001.

PNC provides certain health care and life insurance benefits for retired employees ("The Postretirement Benefits") through various plans. The Postretirement Benefits expense allocated by PNC to the Company amounted to $117,270 for the year ended December 31, 2001. A portion of this allocation relates to the amortization of the transition obligation that was not separately calculated for the Company. At December 31, 2001, accrued Postretirement Benefits included in the statement of financial condition totaled $1,194,671. No separate financial obligation data for the Company is available with respect to such plan. The Company currently does not have any retired employees and as such did not make any benefit payments for retirees in 2001.